FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

GAE 473/09

March 24, 2009

SADIA S.A.

Mr. Welson Teixeira Junior

Investor Relations Director

Dear Sir,

You are hereby requested to make a statement about the news published by the newspaper “O Globo”, on 03/24/2009, under the following title: “Furlan diz que acordo para Sadia está perto” [Furlan says that an agreement for Sadia is near]”, as well as other information deemed relevant.

Yours faithfully,

Nelson Barroso Ortega

Company Monitoring Department

BM&F BOVESPA S.A. – Stock, Mercantile & Futures Exchange

Tels.: (011) 3233-2063/3233-2222

c.c.

CVM – The Brazilian Securities and Exchange Commission

Mrs. Elizabeth Lopez Rios Machado – Superintendency of Company Relations

Mr. Waldir de Jesus Nobre – Superintendency of Market and Agent Relations

Please be informed that your answer must be sent solely through the IPE System, by selecting this Category: Market Announcement, and then the Kind: Clarifications to CVM/BOVESPA inquiries. This will transmit the file simultaneously to BOVESPA  and to CVM (the Brazilian Securities and Exchange Commission).

To ensure understanding by the market, the above inquiry must be copied into the answer provided by the company.

MARKET ANNOUNCEMENT

SADIA S.A.

CNPJ/MF 20.730.099/0001-94

In view of BOVESPA official letter GAE 473/09, dated March 24, 2009, requesting Sadia to make a statement about the news published by the newspaper “O Globo” on 03/24/09, Sadia S.A. (“Sadia”) announces that it RATIFIES its Market Pronouncement made on March 16, 2009.

São Paulo, March 25, 2009.

Sadia S.A.

Welson Teixeira Junior

Investor Relations Director